Firsthand Capital Management, Inc.
125 South Market Street, Suite 1300
San Jose, CA 95113
T    408.294.2200
F    408.289.5575

Via EDGAR
Attn: Mr. Kevin Rupert
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
February 5, 2009

    Re:        Firsthand Funds (the “Trust” or the “Registrant”); File Nos: 33-73832 and 811-08268

Dear Mr. Rupert:

On behalf of Firsthand Funds (the “Trust”), and pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 and Rule 20a-1 under the Investment Company Act of 1940, as amended, we transmit herewith for filing a definitive proxy statement and form of proxy in connection with a Special Meeting of Shareholders of Firsthand Technology Value Fund, Firsthand Technology Leaders Fund, Firsthand e-Commerce Fund, and Firsthand Alternative Energy Fund (the “Meeting”), which is to be held on March 26, 2009.

The purpose of the Meeting is to elect two independent trustees to Firsthand Funds and to approve a change to the fundamental investment restrictions of Firsthand Technology Value Fund. As noted in our correspondence dated January 20, 2009, the proxy statement has been revised to address all of your comments. Please also note that whereas in that correspondence we explained that Firsthand Technology Value Fund does not normally intend to invest more than 10% of its portfolio in options, the Fund reserves the right to invest as much as 30% of its portfolio in options, provided it has afforded shareholders the necessary disclosures.

Should you have any questions concerning this letter or the information referenced herein, please contact the undersigned at 408-521-4138.

Very truly yours,

/s/ Kelvin K. Leung

Kelvin K. Leung
General Counsel
Firsthand Capital Management, Inc.

cc:  Kevin Landis, President, Firsthand Capital Management, Inc.